Exhibit 99.1

No. 13/10

IAMGOLD Investor Day to be held on June 22, 2010

Toronto, Ontario, June 22, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is holding an Investor Day on June 22, 2010 in Toronto for financial analysts and the institutional investment community. Presentations by senior management will focus on the Company’s strategy and outlook, financial position, operations and exploration activities in West Africa and the Americas.

The Investor Day slide presentation will be available on the Company’s website (www.iamgold.com) on the morning of June 22, 2010, and the webcast will be posted following the event.

For further information please contact:

IAMGOLD Corporation:

Jo Mira Clodman
Investor Relations
Tel: 416 360 4743 Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.